Exhibit 99.2

Golden Star Resources Ltd.
(the “Corporation”)

Annual General and Special Meeting of Holders of Common Shares

May 7, 2015

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Votes by Proxy
General Business	Outcome of Vote	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
1. To elect the following persons as directors of the Corporation:	Carried
(a) Timothy C. Baker		72,641,649	1,961,557	97.37	2.63
(b) Samuel T. Coetzer		72,522,498	2,080,708	97.21	2.79
(c) Anu Dhir		72,590,251	2,012,955	97.30	2.70
(d) Robert E. Doyle		72,703,875	1,899,331	97.45	2.55
(e) Tony Alan Jensen		72,614,764	1,988,442	97.33	2.67
(f) Craig J. Nelsen		72,662,706	1,940,500	97.40	2.60
(g) Daniel Owiredu		72,548,839	2,054,367	97.25	2.75
(h) William L. Yeates		72,668,293	1,934,913	97.41	2.59

		Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
2. To re-appoint PriceWaterhouseCoopers LLP as the auditors of the Corporation and to authorize the Audit Committee to fix the auditors’ remuneration.	Carried	167,211,660	6,310,139	96.36	3.64
		Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
3. To pass the Advisory Vote on Named Executive Officer Compensation (as defined in the management information circular of the Corporation dated March 13, 2015).	Carried	71,023,462	3,579,744	95.20	4.80